United States

Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Orchids Paper Products Company

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

68572N104

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

CUSIP No. 68572N104	SCHEDULE 13G	Page 1 of 4

(1) Names of reporting persons.	Michael N. Taglich
I.R.S. identification Nos. of above persons (entities only).
(2) Check the appropriate box if a member of a group	(a) Not applicable
(b) Not applicable
(3) SEC use only.
(4) Citizenship or place of organization.	United States of America
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power.	466,716
(6) Shared voting power.	0
(7) Sole dispositive power.	466,716
(8) Shared dispositive power.	0
(9) Aggregate amount beneficially owned by each reporting person.	466,716
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions).	Not applicable
(11) Percent of class represented by amount in Row (9).	7.4%
(12) Type of reporting person (see instructions).	IN

Item 1.

(a)	Name of issuer:

Orchids Paper Products Company

(b)	Address of issuer’s principal executive offices:

4826 Hunt Street, Pryor, Oklahoma 74361

Item 2.

(a)	Name of person filing:

Michael N. Taglich

(b)	Address of principal business office or, if none, residence:

700 New York Avenue, Huntington, New York 11743

(c)	Citizenship:

United States of America

(d)	Title of class of securities:

Common Stock , $0.001 Par Value

(e)	CUSIP No.:

68572N104

CUSIP No. 68572N104	SCHEDULE 13G	Page 2 of 4

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

466,716

(b)	Percent of class:

7.4%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:	466,716

(ii)	Shared power to vote or to direct the vote:	0

(iii)	Sole power to dispose or to direct the disposition of:	466,716

(iv)	Shared power to dispose or to direct the disposition of:	0

CUSIP No. 68572N104	SCHEDULE 13G	Page 3 of 4

Item 5.

Ownership of Five Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following.     ☐

Item 6.

Ownership of More than Five Percent on Behalf of Another Person. If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than 5 percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Not Applicable.

Item 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Not Applicable.

Item 8.

Identification and Classification of Members of the Group. If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

Not Applicable.

Item 9.

Notice of Dissolution of Group. Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed. If required, by members of the group, in their individual capacity. See Item 5.

Not Applicable.

Item 10.	Certifications

Not Applicable.

CUSIP No. 68572N104	SCHEDULE 13G	Page 4 of 4

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13G is true, complete and correct.

Dated: February 13, 2008

/s/ Michael N. Taglich

Signature

Michael N. Taglich

Name/Title